Filed pursuant to Rule 424(b)(5)

Registration No. 333-192755

Amendment No. 1 dated February 6, 2015

to PROSPECTUS SUPPLEMENT dated February 4, 2015

(To Prospectus Dated January 10, 2014)

Cleveland BioLabs, Inc.

572,205 Shares of Common Stock

Pre-funded Warrants to Purchase 594,688 Shares of Common Stock

This Amendment No. 1 (this “Amendment”) to the prospectus supplement amends the prospectus supplement dated February 4, 2015. This Amendment should be read in conjunction with the prospectus supplement dated February 4, 2015 and the prospectus dated January 10, 2014, each of which are to be delivered with this Amendment. This Amendment amends only the section of the prospectus supplement listed in this Amendment. All other sections of the prospectus supplement dated February 4, 2015 remain as is. On February 4, 2015 we entered into a Securities Purchase Agreement with certain institutional investors and certain related agreements (together, the “Transaction Documents”). On February 6, 2015, we amended the terms of the Transaction Documents.

The risk factor in the third paragraph of page S-11 is hereby replaced in its entirety by the following:

“If we are unable to obtain shareholder approval for the issuance of all of the shares of common stock upon conversion of the Preferred Stock, exercise of the Series B Pre-funded Warrants or exercise of the Series A Warrants, we will owe dividend, redemption and other obligations on the Preferred Stock.

We agreed to seek approval from our shareholders as may be required by the applicable rules and regulations of the Nasdaq Stock Market, including the issuance of all of the shares of common stock upon conversion of the Preferred Stock, exercise of the Series B Pre-funded Warrants and exercise of the Series A Warrants in excess of 19.99% of our issued and outstanding common stock on the closing date of the agreement, including certain adjustments to the conversion price of the Preferred Stock, exercise of the Series B Pre-funded Warrants and exercise of the Series A Warrants. We refer to this approval as the “Shareholder Approval.” Each share of Preferred Stock will be convertible into Common Stock at any time at the election of the investor, subject to obtaining the Shareholder Approval for any amounts exceeding these thresholds. If we are unable to obtain the Shareholder Approval, we will be required to call a meeting every 65 days to continue seeking the Shareholder Approval until obtained or the Preferred Stock is no longer outstanding.

In addition, among other conditions, until we obtain Shareholder Approval, we will be required to continue complying with negative covenants that limit our ability to incur debt, incur liens, amend our charter documents, repurchase securities, pay dividends or enter into related party transactions, which could adversely impact our operations.”

The following paragraph is hereby added after the fifth paragraph on page S-17:

“Exercise Limitations. A holder will not have the right to exercise any portion of the pre-funded warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder may increase or decrease such percentage to any other percentage, but in no event above 9.99%, provided that any increase of such percentage will not be effective until 61 days after notice of such increase from the holder to us.

Under the terms of the Pre-Funded Warrants, until shareholder approval has been obtained, the Company cannot issue any Shares and a holder cannot exercise the Pre-Funded Warrants into Common Stock, nor convert the Preferred Stock into Common Stock. On February 6, 2015, the Company and holders amended the terms of the Securities to also include the Series A Warrants from being exercised until shareholder approval has been obtained.”

The following paragraph is hereby added after the last paragraph on page S-18:

“Under the terms of the Preferred Stock, until shareholder approval has been obtained, the Company cannot issue any Shares and a holder cannot exercise the Pre-Funded Warrants into Common Stock, nor convert the Preferred Stock into Common Stock. On February 6, 2015, the Company and holders amended the terms of the Preferred Stock and Series A Warrants to also include the Series A Warrants from being exercised until shareholder approval has been obtained.”

Except as set forth above, the prospectus supplement and the prospectus remain unchanged.

The date of this amendment no. 1 to prospectus supplement is February 6, 2015.